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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

06047437

Act	Exchange Act '34
Section	
Rule	14e-5, 14d-11, 14d-11(e)
Public Availability	October 10, 2006

October 10, 2006

Via Facsimile and First Class Mail

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

RECD S.E.C.
OCT 3 0 2006
1086

Re: Tender Offer for Shares of NovaGold Resources Inc. by Barrick Gold Corporation
TP #06-106

Dear Mr. Greene:

We are responding to your letter dated October 10, 2006 to Brian V. Breheny and Celeste M. Murphy in the Division of Corporation Finance and James A. Brigagliano in the Division of Market Regulation as supplemented by telephone conversations with the staff of the Divisions of Corporation Finance and Market Regulation with regard to your request for exemptive relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts presented in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

Based on the representations in your letter, but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from:

- Rule 14d-11 under the Exchange Act. The exemption from Rule 14d-11 is granted to permit Barrick to keep the Subsequent Offering Period open to the later of 21 U.S. business days following the expiration of the Initial Offering Period and April 4, 2007, as and in the manner permitted by Canadian securities laws and Nova Scotia.

- Rule 14d-11(e) under the Exchange Act. The exemption from Rule 14d-11(e) is granted to permit Barrick to take up and pay for Common Shares tendered during the Subsequent Offering Period within ten calendar days of the date the Common Shares are deposited under the Offer in accordance with Canadian tender offer law and practice.

- Rule 14e-5 under the Exchange Act. The exemption from Rule 14e-5 is granted to permit Barrick and the Prospective Purchasers to purchase or arrange to purchase,

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directly or indirectly, Common Shares otherwise than pursuant to the Offer, subject to the conditions described herein.

In granting these exemptions, we considered the following facts, among others:

- The Offer is to be conducted in accordance with Canadian law, in particular the securities laws of the ten Provinces and three Territories of Canada (Canadian laws) as well as the rules and regulations of the TSX;

- NovaGold, a company incorporated under the laws of Nova Scotia, Canada, is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act;

- Any purchases of Common Shares by Barrick and the Prospective Purchasers will be subject to the Canadian laws and the rules and regulations of the TSX;

- The Subsequent Offering Period is being conducted in accordance with Canadian and Nova Scotia tender offer law and practice, including providing the same consideration offered accepting Shareholders in the Initial Offering Period; and

- The additional time provided for in the Subsequent Offering Period is necessary to facilitate the Compulsory Acquisition pursuant to the laws of Nova Scotia.

In addition, the Commission grants the exemption from Rule 14e-5 under the Exchange Act to permit Barrick and the Prospective Purchasers to purchase or arrange to purchase Common Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Common Shares other than pursuant to the Offer, shall be made in the United States;

2. Disclosure of the possibility of purchases of Common Shares by Barrick and the Prospective Purchasers otherwise than pursuant to the Offer shall be included prominently in the offer documents;

3. Barrick and the Prospective Purchasers will not purchase Common Shares at a price greater than the consideration offered under the Offer;

4. Barrick and the Prospective Purchasers shall disclose in the United States information regarding purchases of Common Shares to the extent that such information is made public in Canada pursuant to Canadian laws;

5. Barrick and the Prospective Purchasers shall comply with any applicable rules under Canadian laws, and the rules and regulations of the TSX;

6. Barrick and the Prospective Purchasers shall provide to us, upon request, a daily time-

sequenced schedule of all purchases of Common Shares made by any of them during the Offer, on a transaction by transaction basis, including:

   a. size, broker (if any), time of execution, and price of purchase; and
   b. if not executed on the TSX, the exchange, quotation system, or other facility through which the purchases occurred;

7. Upon our request, Barrick and the Prospective Purchasers shall transmit the information as specified in paragraphs 6.a. and 6.b. above to our offices in Washington, D.C. within 30 days of our request;

8. Barrick and the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of termination of the Offer;

9. Representatives of Barrick and the Prospective Purchasers shall be made available (in person at our offices in Washington, D.C. or by telephone) to respond to our inquiries relating to their records; and

10. Except as otherwise exempted herein, Barrick and the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemptions are based solely on your representations and the facts presented in your letter dated October 10, 2006, as supplemented by telephone conversations with the staff of the Commission. The relief granted is strictly limited to the application of these rules to the Offer. You should discontinue the Offer pending further consultation with the staff of the Commission if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rules 10b-5, and 14e-1(d) thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view with respect to any other questions that may be raised by the Offer, including, but not limited to the adequacy of disclosure concerning and the applicability of any other federal or state laws to, the Offer.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

For the Commission,
By the Division of Market Regulation
Pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
(212) 474-1150

October 10, 2006

Cash Offer of Barrick Gold Corporation
for Common Shares of NovaGold Resources Inc.

Ladies and Gentlemen:

We[1] are writing on behalf of Barrick Gold Corporation, a company existing under the laws of the Province of Ontario, Canada ("Barrick"). On July 24, 2006 Barrick announced the intention to launch an all cash tender offer (the "Offer")[2] to acquire all the outstanding common shares of NovaGold Resources Inc., a company incorporated under the laws of Nova Scotia, Canada ("NovaGold"), which includes common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares of NovaGold, together with the associated rights (the "SRP Rights") issued under the

[1] We are admitted to practice only in the State of New York. To the extent this letter summarizes propositions of Canadian law, and except as noted below, we have relied on advice from Davies Ward Phillips & Vineberg LLP, Canadian counsel to Barrick. Please refer to the letter from Davies Ward Phillips & Vineberg LLP, dated October 10, 2006, attached hereto. To the extent this letter summarizes propositions of Nova Scotia corporate law, we have relied on advice from Stewart McKelvey, Nova Scotia counsel to Barrick. Please refer to the letter from Stewart McKelvey, dated October 10, 2006, attached hereto.

[2] The Offer includes the Initial Offering Period and any Subsequent Offering Period, as both terms are defined herein.

shareholder rights plan of NovaGold (collectively, the "Common Shares"), at a price of US$14.50 cash per Common Share.

In connection with the Offer, Barrick has filed with the Securities and Exchange Commission (the "Commission") a tender offer statement on Schedule TO (the "Schedule TO"), which incorporates by reference, among other things, Barrick's Offer and related Circular (the "Offer and Circular") dated August 4, 2006. As described below, Barrick wishes to offer multiple "take-up dates" in connection with the Offer. This concept, which is universally used in takeover offers in Canada, is discussed below at greater length and involves an offeror purchasing shares on multiple dates during the pendency of a takeover offer. Although there is no direct analog under U.S. takeover practice, it is similar in effect to the concept of the "subsequent offering period" embodied in Rule 14d-11. In addition, Barrick wishes to keep the subsequent offering period open for a period that may be longer than permitted under Rule 14d-11.

In the Offer and Circular, Barrick has reserved the right to purchase, or cause its affiliates to purchase, pursuant to applicable Canadian laws, Common Shares outside of the Offer at any time prior to the expiry of the Offer. Such purchases would not fall within any of the excepted activities specifically outlined in Rule 14e-5.

On behalf of Barrick, we herewith request exemptive relief from the following provisions of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"):

1. Rule 14d-11, to permit Barrick to keep the Subsequent Offering Period (as defined below) open until the later of 21 U.S. business days following the expiry of the Initial Offering Period (as defined below) and April 4, 2007, as and in the manner permitted by Canadian securities laws and Nova Scotia corporate laws;

2. Rule 14d-11(e), to permit Barrick to take up Common Shares deposited under the Offer during the Subsequent Offering Period at intervals as described below; and

3. Rule 14e-5, to permit, from the date of the grant of exemptive relief, as permitted by Canadian laws and subject to the conditions described below, Barrick and any other persons acting for the account or benefit of Barrick ("Prospective Purchasers") to purchase or arrange to purchase, directly or indirectly, Common Shares otherwise than pursuant to the Offer.

BACKGROUND

Barrick Gold Corporation

Barrick is a leading international gold mining company, with a portfolio of 27 operating mines and seven advanced exploration and development projects located across five continents and a large land position on the world's best exploration belts.

For the fiscal year ended December 31, 2005, Barrick had gold sales of US$2,350 million and net income for the year of US$401 million, in accordance with accounting principles generally accepted in the United States.

Barrick is a reporting company under the Exchange Act and files with the Commission, among other reports and notices, an annual information form and audited annual financial statements on Form 40-F and furnishes periodic reports on Form 6-K.

Barrick's shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "ABX". Barrick's shares are also traded on the London Stock Exchange, the SWX Swiss Exchange and Euronext-Paris.

NovaGold Resources Inc.

The following information concerning NovaGold has been taken from or is based upon publicly available documents.

NovaGold is engaged in the exploration of mineral properties in Alaska and western Canada, with three of its properties progressing toward development. Since 1998, NovaGold has assembled a portfolio of gold and base metal properties and is primarily focused on gold properties, some of which have copper and silver deposits. For the fiscal year ended November 30, 2005, NovaGold had revenues of Cdn$3.7 million and losses for the year of Cdn$5.8 million, in accordance with accounting principles generally accepted in Canada.

NovaGold is a foreign private issuer reporting under the Exchange Act and files with the Commission, among other reports and notices, an annual information form and audited annual financial statements on Form 40-F and furnishes periodic reports on Form 6-K.

NovaGold's shares are listed on the TSX and the American Stock Exchange ("AMEX") under the stock symbol "NG".

Availability of MJDS and Tier II Exemptions

As described below, Barrick is unable to determine that the MJDS Exemptions or Tier II Exemptions are available in respect of the Offer.

The exemptive relief provided by Rule 14d-1(d) of the Exchange Act (the "Tier II Exemptions") is available for a tender offer for the securities of a subject company that is a foreign private issuer if, among other things, less than 40% of the outstanding subject securities is held by U.S. holders, after excluding securities held by persons who hold more than 10 percent of the subject securities as described in the instructions to Rule 14d-1. The exemptive relief provided under the U.S.-Canadian Multi-Jurisdictional Disclosure System pursuant to Rule 14d-1(b) (the "MJDS Exemptions") is available for a tender offer for securities of a foreign private issuer incorporated or organized under the laws of Canada or any Canadian province or territory, if, among other things (i) less than 40% of the outstanding subject securities is held by U.S. holders and (ii) the tender offer is subject to, and the offeror complies with, the laws, regulations and policies of Canada and/or any of its provinces or territories governing the conduct of the offer.

We note that Barrick is unable to rely on the presumption provided under the MJDS Exemptions or Tier II Exemptions that less than 40% of the outstanding Common Shares is held by U.S. holders. The presumption under the MJDS Exemptions would not be available if, among other things, the aggregate trading volume of the Common Shares on the AMEX exceeded its aggregate trading volume on the TSX over the 12-calendar-month period prior to commencement of the tender offer. Similarly, the presumption under the Tier II Exemptions would not be available if, among other things, the aggregate trading volume of the Common Shares on the AMEX exceeded 40% of the aggregate trading volume on the AMEX and TSX over the 12-calendar-month period ending 30 days before commencement of the offer. Based on figures published by AMEX and TSX, the aggregate trading volume on the AMEX was approximately 66% of the aggregate trading volume on the AMEX and TSX during the preceding 12 calendar months. We note that the most recent annual report filed by NovaGold with the securities regulators in Canada and with the Commission does not indicate the level of U.S. ownership of the Common Shares.

For information purposes, but not for the purpose of determining the availability of the Tier II Exemptions and MJDS Exemptions, we have obtained a beneficial ownership report prepared by Thomson Financial Services Limited ("Thomson Financial"), which routinely collects publicly available data and prepares and makes available for purchase such reports on companies that are listed in the United States. At your request, we have included a summary of the information contained in that report below. The Common Shares held by shareholders with U.S. addresses in the report comprise approximately 35% of the currently outstanding Common Shares based on the Tier II calculation methodology (i.e., after excluding one holder with more than 10% of the currently outstanding Common Shares). The Common Shares held by shareholders with U.S. addresses in the report comprise approximately 42% of the currently outstanding Common Shares based on the MJDS calculation methodology.[3]

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[3] We note that Thomson Financial data is based primarily on regulatory ownership filings by shareholders in Canada and the United States, including filings with the Commission on Forms 13D, 13G and 13F. However, Thomson Financial does not have

OFFER STRUCTURE

General

The Offer is structured as a single offer made concurrently in Canada as well as in the United States and the other jurisdictions in which the Offer may be legally extended. The Offer is structured so as to comply with the applicable Canadian securities laws and regulations, in particular the securities laws of the ten Provinces and three Territories of Canada, as well with the U.S. federal securities laws, including Regulations 14D and 14E under the Exchange Act, except to the extent of any relief granted pursuant to this letter. To the extent legally possible, given the different regulatory schemes, Barrick intends to conduct the Offer in a manner that ensures equality of opportunity for and treatment of all NovaGold shareholders ("Shareholders") and compliance with the generally applicable requirements in both Canada and the United States.

As described above, Barrick has offered to purchase all the Common Shares at a price of US$14.50 cash per Share.

The Offer is subject to several conditions (the "Conditions") customary for offers of this type in Canada, including:

i. At the expiry time of the Offer, and at the time Barrick first takes up and pays for Common Shares under the Offer, there have been validly deposited and not withdrawn at least 50.1% of the outstanding Common Shares.

ii. NovaGold's board of directors must waive the acquisition of Common Shares under the Offer as a triggering event under NovaGold's shareholder rights plan, or Barrick must be satisfied that such rights have been invalidated or are otherwise inapplicable to the Offer and any proposed second-step transaction.

iii. All required regulatory approvals and the expiration or termination of all applicable statutory or regulatory waiting periods that are necessary or advisable to complete the Offer, any Compulsory Acquisition (as defined below) or any Subsequent Acquisition Transaction (as defined below) shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

Barrick's goal is to acquire control of, and ultimately the entire equity interest in, NovaGold. If Barrick completes the Offer but does not acquire 100% of NovaGold, Barrick will seek to acquire any Common Shares not deposited under the Offer in a

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data for a substantial portion of the holders of Common Shares. We also note that we have not independently verified the data collected by Thomson Financial.

second-step transaction that would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Initial Offering Period

The Offer will be open until 9:00 p.m. (Toronto time) on October 12, 2006, unless the Offer is withdrawn or extended by Barrick by providing notice of such extension in compliance with applicable Canadian and U.S. law.

For the purposes of this letter, the period from the date the Offer has commenced until the first date the Common Shares are taken up is referred to as the "Initial Offering Period."

Subsequent Offering Period

In the Offer and Circular Barrick has reserved the right, subject to the granting of any relief pursuant to this letter, to extend the Offer for an additional period of time, following termination of the Initial Offering Period, during which Shareholders may deposit under the Offer any Common Shares not deposited during the Initial Offering Period (the "Subsequent Offering Period").

Barrick is requesting relief to keep the Subsequent Offering Period open until eight months from the commencement of the Offer, as discussed further below.

If there is a Subsequent Offering Period, Shareholders depositing Common Shares during the Subsequent Offering Period will be entitled to receive the same consideration offered by Barrick during the Initial Offering Period. Barrick will take up the Common Shares during the Subsequent Offering Period on a rolling basis at the end of each ten-calendar-day period from the date of mailing of the Offer's extension. Finally, Shareholders who tender during the Subsequent Offering Period will have the right to withdraw their Common Shares at any time during the Subsequent Offering Period until their Common Shares so deposited are taken up by Barrick.

A more detailed description of the relevant provisions of Canadian securities laws and Nova Scotia corporate law governing the Subsequent Offering Period and second-step transactions is provided below.

RELEVANT CANADIAN AND NOVA SCOTIA REQUIREMENTS

General

The Offer, including the proposed Subsequent Offering Period, is subject to and complies with the comprehensive takeover regulatory regimes under the securities laws of the ten Provinces and three Territories of Canada, each of which is enforced by the securities commission or other similar authority of that Province or Territory.

Canadian Standard Offering Periods

Under Canadian securities laws, a bidder is generally entitled to extend its bid from time to time. However, if all conditions are satisfied or waived by the initial expiry time of the offer the bidder must take up all deposited shares, even though the number of shares deposited under the offer may be less than the minimum threshold that is required to proceed with Compulsory Acquisition (assuming it is more than the applicable minimum deposit condition, unless that condition is waived).

Ordinarily under standard Canadian practice, after the first take-up date a bidder will exercise its right to extend the offer for an additional period of time during which the shareholders of the target company will be entitled to deposit under the offer the shares not previously deposited until the bidder becomes entitled to and determines to proceed with a Compulsory Acquisition.

Under applicable Canadian securities laws, the Subsequent Offering Period must remain open for at least ten calendar days, but may be further extended for such longer time as the bidder deems appropriate, provided that each extension is for no less than ten calendar days from the date that a notice of extension of the offer is mailed to target shareholders. In Barrick's Offer, any such extension would also be made in accordance with Rule 14e-1(d). Universal practice in Canada is that offers are structured so as to keep the Subsequent Offering Period open for a period of at least ten calendar days, as required under Canadian securities law, and often longer than the 20 U.S. business days provided for under Rule 14d-11.

Furthermore, under Canadian securities law, Barrick must take up and pay for the Common Shares deposited during a Subsequent Offering Period within ten calendar days of the date the Common Shares are deposited under the Offer. Shareholders are entitled to withdraw the Common Shares deposited to the Offer during the Subsequent Offering Period at any time until such Common Shares are taken up by Barrick. Finally, under Canadian securities law in order to make a Subsequent Offering Period available under the Offer, Barrick must offer Shareholders tendering their Common Shares during the Subsequent Offering Period the same consideration offered to Shareholders tendering their Common Shares during the Initial Offering Period. This is to comply with the fundamental rule under Canadian securities legislation that all shareholders of the target company are afforded an equal opportunity to receive the same consideration also during the Subsequent Offering Period.[4]

Nova Scotia Rules For Subsequent Offering Period

Barrick's goal is to acquire control of, and ultimately the entire equity interest in, NovaGold. If Barrick completes the Offer but does not acquire 100% of NovaGold,

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[4] We note that the same result would apply under Commission Rule 14d-10(c)(1).

Barrick currently intends to seek to acquire any Common Shares not deposited to the Offer in a second-step transaction.

As described below, under Nova Scotia law a bidder is not entitled to proceed with a Compulsory Acquisition if the offer either does not remain open for a four-month minimum period or if during the four-month minimum period the offer has not been accepted by shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding common shares of the target. Following the four-month minimum period, Nova Scotia law provides for an additional four-month period before the Compulsory Acquisition must be commenced; during that period, the offer may remain open for shareholders to tender their shares.

Pursuant to Section 132 of the Companies Act (Nova Scotia), as amended ("NSCA"), Barrick will not be entitled to proceed with a compulsory acquisition ("Compulsory Acquisition") of any Common Shares not deposited pursuant to the Offer unless:

(i) the Offer remains open for four consecutive months after the date of the Offer (i.e., December 4, 2006);

(ii) during the four-month minimum period described in clause (i) above, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of Barrick and persons related to or acting in concert with Barrick; and

(iii) Barrick exercises its right to proceed with a Compulsory Acquisition within a maximum period of four months following the four-month period described in clause (i) above (i.e., April 4, 2007) and provides in the Compulsory Acquisition the same consideration offered in the Offer.

Under Section 132, in order to complete a Compulsory Acquisition, Barrick must give notice to the remaining Shareholders of its intention to proceed with a Compulsory Acquisition after the Offer has been open for a four-month period satisfying the requirements of Section 132 but prior to the end of the total eight-month maximum period described above. Within one month of the date of the notice, the remaining Shareholders may file an application with the Supreme Court of Nova Scotia to prevent the Compulsory Acquisition from occurring. If no application is filed, Barrick will acquire any Common Shares not deposited to the Offer pursuant to a Compulsory Acquisition one month after the date on which the notice was given to the remaining Shareholders. If an application is filed by any of the remaining Shareholders, unless the court orders otherwise Barrick will acquire any Common Shares not deposited to the Offer pursuant to a Compulsory Acquisition within one month after the application has been disposed of by the Supreme Court of Nova Scotia.

Rules For Subsequent Acquisition Transaction

If a Compulsory Acquisition is not available or Barrick elects not to pursue a Compulsory Acquisition, and at least 75% of the outstanding Common Shares on a fully diluted basis are deposited to the Offer, Barrick currently intends to cause one or more special meetings of Shareholders to be called to consider and, if approved, complete an amalgamation, capital reorganization, share consolidation, statutory arrangement or other acquisition transaction (a "Subsequent Acquisition Transaction") for the purpose of enabling Barrick to acquire all Common Shares not acquired pursuant to the Offer. Barrick expects that any Subsequent Acquisition Transaction relating to Common Shares may be a "business combination" or a "going private transaction" under Rule 61-501 under the Securities Act (Ontario), as amended, and Regulation Q-27 of the Authorité des Marchés Financiers ("AMF").

In order to rely on the exemptions under Rule 61-501 and AMF Regulation Q-27 for Subsequent Acquisition Transactions, that will permit Barrick to vote the Common Shares acquired under the Offer, thereby facilitating the completion of the Subsequent Acquisition Transaction, Barrick would be required to (i) complete the Subsequent Acquisition Transaction within 120 days after the expiry of the Offer and (ii) provide for consideration under the Subsequent Acquisition Transaction that is at least equal in value to and is in the same form as the consideration that Shareholders were entitled to receive in the Offer.

As a practical matter, if Barrick loses the ability to rely on the exemptions referred to under Rule 61-501 and AMF Regulation Q-27, Barrick will not be able to complete a Subsequent Acquisition Transaction.

The Compulsory Acquisition and Subsequent Acquisition Transaction procedures would fall within the exemption to Rule 13e-3 set forth in Rule 13e-3(g)(1)(i) (as long as the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, is consummated within one year after the termination of the Offer).[5]

DISCUSSION OF ISSUES UNDER RULE 14d-11

Barrick's right to complete a Compulsory Acquisition is subject to an historic compulsory acquisition statute in Nova Scotia, which differs fundamentally from the compulsory acquisition statutes in other Canadian provinces as well as in the United Kingdom and other jurisdictions with respect to which the staff of the Commission (the

[5] The principle underlying the Canadian laws regulating second-step transactions does not appear to be substantially different from the exceptions provided by Rule 13e-3(g) under the Exchange Act, pursuant to which the provisions of Rule 13e-3 concerning going-private transactions do not apply if, among others, (i) the going-private transaction occurs within one year of the termination of the offer and (ii) the consideration offered by the offeror is at least equal to the highest consideration offered during such offer.

"Staff") has granted similar requests for relief. The restrictions on the maximum length of the Subsequent Offering Period under Rule 14d-11 presents a clear conflict with the proposed Offer structure, which is premised on Nova Scotia compulsory acquisition and Canadian securities law and practice. Nevertheless, Barrick believes that its proposed Offer structure fulfills the purposes of the U.S. tender offer rules relating to the subsequent offering period and is in the best interests of shareholders.

Pursuant to Rule 14d-11 under the Exchange Act, a bidder may elect to provide a subsequent offering period of three U.S. business days to 20 U.S. business days during which tenders will be accepted. In the Offer and Circular Barrick has reserved the right to make available a Subsequent Offering Period and seeks relief to be allowed to extend such Subsequent Offering Period for a period longer than the 20 U.S. business days provided for by Rule 14d-11, as permitted under Canadian securities law and takeover practice, up to the end of the expiration of the two four-month periods under Nova Scotia law that are described above.

The structure of the Nova Scotia compulsory acquisition rules reverses key timing considerations compared to the corporate laws of other Canadian provinces. The compulsory acquisition regimes in other Canadian provinces operate to ensure a relatively fast process to provide shareholders with the same consideration that was received by shareholders who tendered to the offer, without interest, and prevent a bidder from impairing the speed of the process by extending the offer period past 120 days. In contrast, Nova Scotia law is not designed to ensure a swift process of compulsory acquisition but instead to maximize the opportunity for target shareholders to accept the offer. Instead of forcing bidders to initiate the compulsory acquisition process within *no more than* 120 days, Nova Scotia *requires that an offer be held open for a full* four months. Consistent with the longer process introduced by the structure of the compulsory acquisition rules, for which shareholders receive no interest on the offer consideration, Nova Scotia law provides for a second four-month period. During that second period the offer may remain open under Canadian securities laws for tenders by shareholders who would receive their consideration without having to wait until the compulsory acquisition is completed.

The proposed offer structure, which is premised on the combination of Nova Scotia compulsory acquisition laws and Canadian securities laws, conflicts with U.S. securities laws. Canadian securities laws require an early first take-up date, as discussed above, but thereafter permit unlimited extensions during the subsequent offering period. In this way, Canadian securities laws work together with the Nova Scotia compulsory acquisition rules to provide early payment of the consideration on the first take-up date followed by opportunity to tender shares during a subsequent offering period, prior to commencement of a compulsory acquisition within eight months after commencement of the offer. In contrast, U.S. securities laws permit unlimited extensions of the initial offering period, but restrict the duration of the subsequent offering period.

We note that the Nova Scotia compulsory acquisition rules were put into place in the early 1930s. The Nova Scotia compulsory acquisition rules were similar to those in other Canadian provinces and England around the same time, but the Nova Scotia rules were not updated when the other Canadian jurisdictions and England revised the relevant provisions primarily during the 1960s and 1970s. The overall effect of those revisions was to remove the burden of a mandatory four-month offer period, shortening the overall expected time before shareholders receive cash in the compulsory acquisition and, therefore, doing away with the relevance of and need for the second four-month period during which an offer is permitted to remain open. In Nova Scotia, however, these historic provisions and considerations are still in force, which courts in Nova Scotia interpret consistent with the purpose of ensuring opportunity to tender into an offer before a compulsory acquisition is permitted to be commenced.

The two Nova Scotia four month-periods discussed above are elements of the comprehensive and integrated compulsory acquisition provisions of that jurisdiction. The four-month periods work together to balance competing considerations and interests of both the bidder and the security holders. If Barrick were not permitted to provide a Subsequent Offering Period, or were not permitted to provide a Subsequent Offering Period that would remain open until a Compulsory Acquisition is initiated, the result would be to deprive Barrick of the benefit of the second four-month period after the burden of keeping the Offer open for the initial four-month period had been met. It would also deprive NovaGold Shareholders of an opportunity to determine whether they wish to tender their shares under the Offer or wait for the completion of the Compulsory Acquisition procedure to receive the consideration for their shares.

We also note that there are very few public companies incorporated in Nova Scotia, and we are aware of no precedent in which the Nova Scotia compulsory acquisition statute was successfully applied following a public-company take-over offer. It is possible there will be significant delays in completing the compulsory acquisition. As a result, the ability of Barrick to offer to NovaGold Shareholders the ability to tender during the second four-month period would be critical for minority shareholders who adopt a "wait-and-see" approach and who have relied on an additional period of time after the prerequisites for a compulsory acquisition have been met during which shareholders may tender to the Offer.

We note that the Staff has for similar reasons previously granted exemptions from Rule 14d-11 to permit a subsequent offering period to remain open until the last date on which a compulsory acquisition may be commenced under applicable law. Under Nova Scotia law, the equivalent period would be eight months from the commencement of the offer. Such exemptive relief furthers the purposes of the subsequent offering period under Rule 14d-11, which are (i) to assist bidders in achieving the ownership thresholds at which the bidder may become entitled to make a second-step transaction and (ii) to provide security holders an additional opportunity to tender into an offer, thus avoiding the delay and illiquid market that can result after the offer and before a second-step transaction. Because the same offer consideration is made available without interest in a compulsory acquisition, we submit that it is particularly important in the longer process envisioned by Nova Scotia compulsory acquisition rules that shareholders have an opportunity to tender during a subsequent offering period that is permitted to remain open until commencement of the compulsory acquisition process.

A similar policy rationale underlies the Canadian securities law provisions, which not only ensure that depositing shareholders are paid promptly when the bid becomes unconditional, but also allow those who were not able to tender before the expiry time or who adopted a "wait-and-see" approach to tender their shares. This policy recognizes that, in a situation in which the bidder is seeking to obtain 100% of the target, once the bid has become unconditional and the bidder has acquired control and a second-step transaction to acquire the minority shares becomes available, shareholders holding illiquid target shares are not served by having to wait up to eight months (or more) to receive the bid consideration on completion of such a second-step transaction.

Canadian and Nova Scotia rules and practice to extend bids in order to allow more of the target shares to be tendered fulfil the policy goals enshrined in Canadian take-over and Nova Scotia compulsory acquisition laws, which benefit both shareholders and bidders and facilitate the cost-efficient operation of the capital markets. These policy rationales underlying this aspect of Canadian take-over law are the same objectives the Commission found persuasive when adopting Rule 14d-11. If Barrick is not granted the requested relief, it will have a negative effect on minority NovaGold Shareholders who will be forced to wait longer to have their NovaGold shares acquired. In addition, such constraints would conflict with the Canadian policy rationales and the clear market practice in the Canadian securities market.

To be eligible to provide a subsequent offering period under Rule 14d-11, a bidder must, among other things: (i) immediately accept and promptly pay for all securities tendered during the initial offering period and (ii) offer the same form and amount of consideration in both the initial and subsequent offering period. In addition, Rule 14d-11(e) requires that during any subsequent offering period the "bidder immediately accepts [for payment] all securities as they are tendered." Similarly, the approach of the Canadian regulatory scheme to multiple take-up dates is a fundamental part of an integrated regulatory regime that includes extension rules and prompt payment rules. Given that the purpose of Rule 14d-11(e) is to facilitate "prompt payment" and the Commission's long-held view that regular settlement cycles are consistent with "prompt payment" under Rule 14e-1(c), we submit that allowing multiple take-up dates on a ten calendar days' basis appropriately protects the interests of Shareholders. We note that Shareholders who tender during the Subsequent Offering Period would be entitled to withdraw their Common Shares at any time during the Subsequent Offering Period until such Common Shares are taken up by Barrick.

The expectation of investors is that, if the Conditions are either satisfied or waived, additional Common Shares will be able to be tendered during the Subsequent Offering Period. Consequently, it is Barrick's intention that the Subsequent Offering Period will be extended, as permitted under Canadian securities law, to permit Barrick to acquire additional shares prior to proceeding with a second-step transaction. As above stated, any notice of extension would be made in accordance with applicable Canadian securities laws and Rule 14e-1(d).

Furthermore, because of the Canadian law requirement that shares deposited under the offer have to be taken up before an unconditional bid may be extended, if

Barrick is not able to obtain the relief requested herein, the effect will be to deny Barrick its right under Canadian law to extend its bid following its first take-up date until the expiration of the eight month period following the commencement of the offer until the Compulsory Acquisition is commenced. As noted above, Barrick would also have a right of extension if the bid were governed exclusively by U.S. law, as Barrick could extend the unconditional bid to permit more shareholders to tender, and take up all of the shares after expiry of such extended bid period.

The contemplated Offer structure, including the Subsequent Offering Period, is both encouraged by the Canadian tender offer regime and is standard market practice for the reason that it is viewed as affording equal treatment of Shareholders without regard to the time the Common Shares are deposited to the Offer and any extensions thereof. Furthermore, the contemplated Offer structure, including the Subsequent Offering Period, significantly advances the interests of Shareholders by:

1. ensuring more prompt payment of consideration (compared to waiting until consummation of a second-step transaction) and thus advancing one of the material objectives of Rule 14d-11;

2. allowing Shareholders who do not support the Offer still to receive the Offer consideration promptly once it is clear the Offer will be successful and a Compulsory Acquisition will be available and ensuring that such Shareholders are still entitled to receive the same consideration received by Shareholders tendering their Common Shares during the Initial Offering Period; and

3. ensuring that Shareholders who are unable to accept the Offer in a timely manner are still entitled to receive in a second-step transaction the same consideration offered during the Initial Offering Period.

We do not believe that the principles underlying the Exchange Act would be compromised by the granting of the relief requested for the following reasons:

1. Although the Subsequent Offering Period may remain open for a period of time exceeding 20 U.S. business days, Common Shares would be taken up by Barrick during the Subsequent Offering Period within the end of each ten-calendar-day period from the date of mailing of the Offer's extension.

2. Shareholders who tender during the Subsequent Offering Period would be entitled to withdraw their Common Shares at any time during the Subsequent Offering Period until such Common Shares are taken up by Barrick, although Rule 14d-7(a)(2) provides that the bidder need not offer withdrawal rights during a subsequent offering period.

PURCHASES OUTSIDE THE OFFER

General

Subject to the exemptive relief granted hereunder, and consistent with Canadian laws and practice, in the Offer and Circular Barrick has reserved the right to acquire, or cause an affiliate to acquire, Common Shares outside the Offer, but during the Offer period, through the facilities of the TSX.

Purchases outside the Offer in Canada

Under Canadian laws an offeror is permitted, in limited circumstances, to purchase during a third-party tender offer securities of the subject company. Such purchases are permitted from the third business day following the date of the offer until the expiration of the offer but are limited, in the amount, to 5% of the outstanding securities as of the date of the offer. All purchases must be made as normal market purchases through the TSX.

Canadian law does not otherwise restrict purchases of the securities of the subject company made as normal market purchases on the TSX following the announcement of the offer. Consequently, absent Rule 14e-5, Barrick would be allowed under Canadian law to acquire Common Shares at a price that is greater than the consideration offered in the Offer, without being required to increase the offer consideration. However, Barrick will not purchase Common Shares on the TSX at a price greater than the consideration offered under the Offer.

Furthermore, Canadian laws require that the offeror discloses the intention to make such purchases in its offering documents. Canadian law also requires the offeror to issue and file a press release with the relevant exchange or regulatory commissions at the close of each day on which securities have been purchased. The news release will disclose, among other things, the purchaser, the number of securities purchased by the purchaser on that day, the highest price paid by the purchaser for securities purchased on that day, the average price paid for the securities purchased by the purchaser through the facilities of the TSX during the currency of the offer, and the total number of securities owned by the purchaser as of the close of business of the TSX on that day.

General Application of Rule 14e-5

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, or exchangeable or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or related securities.

Purchases of Common Shares by Barrick or other Prospective Purchasers outside the Offer would not technically fall within the excepted activities specifically outlined in Rule 14e-5[6] and, therefore, absent exemptive relief, would be prohibited under the Exchange Act. As of the date of this letter request, Barrick has not made any purchases of Common Shares outside the Offer.

Based on the foregoing, exemptive relief is respectfully requested from the provisions of Rule 14e-5 in order to permit, from the date of the grant of exemptive relief, as permitted by Canadian laws and subject to the following conditions, purchases of Common Shares outside the Offer that would otherwise be prohibited by Rule 14e-5:

1. Barrick will disclose in the U.S. tender offer document its intention to make purchases of Common Shares as permitted by applicable Canadian laws;

2. Barrick will disclose in the United States the same information regarding purchases of Common Shares as it is required to be disclosed pursuant to Canadian laws;

3. Purchases of Common Shares will not be effected in the United States otherwise than pursuant to the Offer;

4. Purchases of Common Shares will not be made for the purposes of creating actual or apparent trading activity in or raising the price of such securities; and

5. Purchases of Common Shares will not be made at a price greater than the consideration offered under the Offer.

---

[6] Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act- namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange" would be satisfied if Barrick, or financial institutions acting on its behalf, made purchases of, or arrangements to purchase, Common Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5, pursuant to Rule 14e-5 on the conditions set forth below. We have been requested by Barrick to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Common Shares outside the United States in the absence of such exemptive relief.

REQUESTED EXEMPTIVE RELIEF

Based on the foregoing, we respectfully request on behalf of Barrick that the Commission grants exemptive relief from the following. We note that the relief sought is consistent with the position previously taken by the Staff with respect to offers that provide a subsequent offering period and is consistent with the Order with respect to purchases outside the Offer.

1. Rule 14d-11, to permit Barrick to keep the Subsequent Offering Period open until the later of 21 U.S. business days following the expiry of the Initial Offering Period and April 4, 2007, as and in the manner permitted by Canadian securities laws.

   With respect to the relief sought from Rule 14d-11, we note the Staff's grant of an exemption to permit (i) Teck Cominco to keep the subsequent offering period open to the later of 21 U.S. business days following the expiration of the initial offering period and 120 days after commencement of its offer (the maximum permitted period following which a compulsory acquisition would no longer be available under Section 206 of the Canadian Business Corporation Act), as and in the manner permitted by Canadian securities laws (see Teck Cominco Ltd (June 21, 2006)); and (ii) Barrick to keep the subsequent offering period open to the later of 21 U.S. business days following the expiration of the initial offering period and 120 days after commencement of its offer (the maximum permitted period following which a compulsory acquisition would no longer be available under Section 206 of the Canadian Business Corporation Act), as and in the manner permitted by Canadian securities laws, in connection with a previous unrelated offer (see Barrick Gold Corporation (January 19, 2005)).

2. Rule 14d-11(e), to permit Barrick to take up Common Shares deposited under the Offer during the Subsequent Offering Period at intervals as described above.

   With respect to the relief sought from Rule 14d-11(e), we note the Staff's grant of an exemption to permit (i) Teck Cominco to make payment for shares tendered during the subsequent offering period within ten calendar days of the date the subject shares are tendered in the subsequent offering period, in accordance with Canadian tender offer law and practice (see Teck Cominco Ltd (June 21, 2006)); and (ii) Barrick to make payment for shares tendered during the subsequent offering period within ten calendar days of the date of mailing of the offer's extension, in accordance with Canadian tender offer law and practice, in connection with a previous unrelated offer (see Barrick Gold Corporation (January 19, 2005)).

3. Rule 14e-5, to permit, from the date of the grant of exemptive relief, as permitted by Canadian laws and subject to the conditions described herein,

Barrick and any other Prospective Purchasers to purchase or arrange to purchase, directly or indirectly, Common Shares otherwise than pursuant to the Offer.

With respect to the relief sought from Rule 14e-5, we note the Staff's grant of an exemption to permit Dexia Banque International to purchase ordinary shares of the target company outside the offer, whether on-or off-market, subject to conditions similar to those provided herein. See Dexia Banque International (June 19, 2001). Similarly, we note an exemption to permit purchases of shares of the target company outside of the offer, subject to conditions similar to those provided herein, was granted also to Adecco S.A. (January 9, 2006), AstraZeneca PLC (May 23, 2006) and Compagnie de Saint-Gobain (July 29, 2005).

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable.

If you have any questions or comments with respect to this matter, please call me at (212) 474-1150.

Sincerely,

Mark I. Greene, Esq.

BY U.S. MAIL

Brian V. Breheny, Esq., Chief
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

James A Brigagliano, Esq.
Acting Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

BY FEDERAL EXPRESS

Copy to:

Patrick J. Garver
Sybil E. Veenman
Barrick Gold Corporation
BCE Place, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario M5J 2S1
CANADA

Kevin Thomson, Esq.
Lisa Damiani, Esq.
Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, 44th Floor
Toronto, Ontario M5X 1B1
CANADA

DAVIES

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 16 2006
DIVISION OF MARKET REGULATION

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

October 10, 2006

File No. 214611

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3628

Attention: Brian V. Breheny, Esq., Chief

Dear Sirs/Mesdames:

We are Canadian counsel to Barrick Gold Corporation ("Barrick"), a corporation existing under the laws of the Province of Ontario. We are writing in respect of the letter (the "Application Letter") dated October 10, 2006 from Cravath, Swaine & Moore LLP requesting on behalf of Barrick exemptive relief from certain provisions of the United States Securities and Exchange Act of 1934, as amended.

We have reviewed the Application Letter and are of the opinion that the statements made therein relating to Canadian takeover bid law and practice are a fair and accurate summary of takeover bid law and practice in Canada.

The opinion expressed above is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein, and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein in effect as of the date hereof.

The opinion expressed above is provided solely for the benefit of the addressee in connection with the transactions contemplated in the Application Letter and may not be used or relied upon by any other person or for any other purpose.

Yours very truly,

Davies Ward Phillips & Vineberg LLP

DAVIES WARD PHILLIPS & VINEBERG LLP

cc Celeste M. Murphy, Esq., Office of Mergers and Acquisitions
James A. Brigagliano, Esq., Acting Associate Director of the Division of Market Regulation

STEWART MCKELVEY

Suite 900
Purdy's Wharf Tower One
1959 Upper Water Street
Halifax, NS
Canada B3J 3N2

Correspondence:
P.O. Box 997
Halifax, NS
Canada B3J 2X2

Telephone: 902.420.3200
Fax: 902.420.1417
halifax@smss.com
www.smss.com

Charles S. Reagh
Direct Dial: 902.420.3335
Direct Fax: 902.496.6173
csr@smss.com

File Reference: NS791-706

October 10, 2006

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3628

Attention: Brian V. Breheny, Esq., Chief

Dear Sirs/Mesdames:

We are Nova Scotia counsel to Barrick Gold Corporation ("**Barrick**"), a corporation existing under the laws of the Province of Ontario. We are writing in respect of the letter (the "**Application Letter**") dated October 10, 2006 from Cravath, Swaine & Moore LLP requesting on behalf of Barrick exemptive relief from certain provisions of the *United States Securities and Exchange Act* of 1934, as amended in connection with a cash offer made by Barrick for Common Shares of NovaGold Resources Inc. ("**NovaGold**").

We have reviewed the Application Letter and are of the opinion that the statements made therein relating to section 132 of the *Companies Act* (Nova Scotia) and other matters of Nova Scotia corporate law are a fair and accurate summary of the provisions of such law.

The opinion expressed above is limited to the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein, and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein in effect as of the date hereof.

The opinion expressed above is provided solely for the benefit of the addressee in connection with the transactions contemplated by the Application Letter and may not be used or relied upon by any other person or for any other purpose.

Yours very truly,

Charles S. Reagh

CSR/